SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

July 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk
Blake Grady

Re:	Biodesix, Inc.

Schedule TO-I filed on June 23, 2023

File No. 005-91818

Ladies and Gentlemen:

On behalf of our client, Biodesix, Inc. (the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 28, 2023 (the “Comment Letter”), relating to the above referenced Schedule TO filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and an amendment to the Schedule TO (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type.

Schedule TO-I filed on June 23, 2023

General

1.

The cross reference in Item 7(b) to Section 6 of the Offering Memorandum appears to be inappropriate, as Section 6 sets forth the conditions to the consummation of the Exchange Offer rather than material conditions, if any, to any financing of consideration to be provided in the Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.

In response to the Staff’s comment, the Company has revised the response to Item 7(b) of the Schedule TO in Amendment No. 1.

2.	Disclose that tendered options may be withdrawn at any time after the expiration of 40 business days from the commencement of the tender offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

United States Securities and Exchange Commission

July 3, 2023

In response to the Staff’s comment, the Company has revised the disclosure on page 19.

Determination of Validity, page 17

3.

Refer to the following disclosure on page 17 of the Offering Memorandum: “Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Option or any particular Eligible Holder.” Please revise to avoid the implication that you may waive a condition of the offer as to one or some holders only, rather than generally waiving such offer condition. All conditions to the offer must apply uniformly to all subject security holders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 21.

Conditions of the Exchange Offer, page 20

4.

You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market.

In Response to the Staff’s comment, the Company has revised the condition to remove the reference to the limitation on prices.

5.

Refer to the following statement in this section: “We may waive the conditions, in whole or in part, at any time and from time to time prior to our acceptance of your tendered Eligible Options for exchange, whether or not we waive any other condition to the Exchange Offer.” When an offer condition is “triggered,” a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. The phrase “at any time and from time to time” implies that bidder may wait until the end of the offer period to inform security holders. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 21.

Information Concerning Biodesix; Financial Information, page 22

6.	Please disclose the book value per share of common stock as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A and Item 10 of Schedule TO.

In response to the Staff’s comment, the Company has revised the disclosure to reflect the book value per share of common stock as of March 31, 2023.

7.

In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.

United States Securities and Exchange Commission

July 3, 2023

In response to the Staff’s comment, the Company informs the Staff that the grant of New Options in connection with the exchange offer is not expected to result in an incremental compensation expense to have a material impact on the Company’s reported net loss or require reporting of pro forma financial information. The Company designed an approach to exchange ratios for the Exchange Offer to result in a fair value of the New Options that will approximate the fair value of the eligible stock options that employees will surrender in the exchange based on the Black-Scholes valuation model. The Exchange Offer provides a “value for value” exchange, and the accounting fair value of the replacement options granted will be approximately equal to the fair value of the options that are surrendered at the time of the exchange, such that the impact on compensation expense, if any, will be immaterial to the financial statements taken as a whole. As disclosed in Section 10 (“Accounting Consequences of the Exchange Offer”) of the Offer to Exchange, the Company cannot predict the exact amount of the charge (if any) that will result from the exchange offer as the fair value of the New Options and related incremental compensation expense, if any, will be determined on the New Option Grant Date. Further, because the Company is currently in a net loss position and has been historically since its initial public offering, any net reduction in the outstanding number of stock options resulting from surrendered and cancelled stock options in the Option Exchange will not have any impact to basic or diluted earnings per share calculations as the Company is in an anti-dilutive position.

If there ultimately are incremental compensation expenses resulting from the exchange offer, the Company will recognize any such incremental compensation expense over the vesting periods of the New Options. Given the foregoing, the Company respectfully advises the Staff that it does not believe that pro forma financial information would be material to the holders when making a decision of whether to participate in the exchange offer.

* * * *

United States Securities and Exchange Commission

July 3, 2023

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at (415) 772-1256 or frahmani@sidley.com.

Sincerely,

/s/ Frank Rahmani
Frank Rahmani

cc:	Scott Hutton, Biodesix, Inc. Robin Harper Cowie, Biodesix, Inc. Chris Vazquez, Biodesix, Inc.
Samir A. Gandhi, Sidley Austin LLP